UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 47)*

                   Under the Securities Exchange Act of 1934

                          CASUAL MALE RETAIL GROUP, INC.
                         (formerly known as DESIGNS, INC.)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   25057L102
                                 (CUSIP Number)

                                Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 6, 2004
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP No. 25057L102

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Seymour Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

        NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          5,000,072
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      5,000,072
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                           -0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,000,072  SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%

14   TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                 SCHEDULE 13D

CUSIP No. 25057L102

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Evelyn Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 0 -  SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!






                     SCHEDULE 13D

CUSIP No. 25057L102

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jewelcor Management, Inc.
     Federal Identification No.  23-2331228

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                       4,123,973
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                   4,123,973
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,123,973

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%

14   TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!






                                  SCHEDULE 13D

CUSIP No. 25057L102

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     S.H. Holdings, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Delaware

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     - 0 -  SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!






                                 SCHEDULE 13D

CUSIP No. 25057L102

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jewelcor Incorporated

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Pennsylvania

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     - 0 -  SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!





Item 1. Security and Issuer.

     This amendment to the previously filed Statement on Schedule 13D, as amended ("Schedule 13D"), relates to the common stock (the "Common Stock") of Casual Male Retail Group, Inc., formerly known as Designs, Inc.
(the "Company"). The principal executive offices of the Company are located at 555 Turnpike Street, Canton, Massachusetts 02021.

ITEM 2.     Identity And Background.
Items 2 (a) - (c) and (f) of the Schedule 13D, "Identity and
Background," are deleted in their entirety and replaced with the following:

            (a) - (c), (f) This Schedule 13D is being filed jointly by Jewelcor Management, Inc., Jewelcor Incorporated, S.H. Holdings, Inc., Seymour Holtzman and Evelyn Holtzman (the "Reporting Persons").

            Jewelcor Management, Inc. ("JMI") is a Nevada corporation which is primarily involved in investment and management services. The address of the principal business and principal offices of JMI is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of JMI and their principal occupations and business addresses are set forth on
Schedule I attached to this Schedule 13D. Seymour Holtzman, the Chairman, Chief Executive and President of JMI, has sole voting and dispositive power with respect to the shares of Common Stock held by JMI.

            JMI is a wholly owned subsidiary of Jewelcor Incorporated, a Pennsylvania corporation ("Jewelcor") which owns and manages commercial real estate. The address of the principal business and principal offices of Jewelcor is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of Jewelcor and their principal occupations and business addresses are set forth on Schedule II attached to this Schedule 13D.

            Jewelcor is a wholly owned subsidiary of S.H. Holdings, Inc., a Delaware corporation ("SHI") which acts as a holding company. The address of the principal business and principal offices of SHI is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of SHI and their principal occupations and business addresses are set forth on
Schedule III attached to this Schedule 13D. Seymour Holtzman and Evelyn Holtzman, his wife, own, as tenants by the entirety, a controlling interest in SHI.

            Seymour Holtzman is a United States citizen whose business address is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. Mr. Holtzman's principal occupation is serving as Chairman of the Board of two public companies, Casual Male Retail Group, Inc. and MM Companies, Inc. He also serves as Chairman and Chief Executive Officer of each of JMI, C.D. Peacock, Inc., a Chicago retail jewelry establishment, and S.A. Peck & Company, a Chicago based retail and mail order jewelry company.

            Evelyn Holtzman is a United States citizen whose business address is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702.

            (d) and (e) During the last five years, no Reporting Person or other person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

         Item 4 is hereby amended and supplemented as follows:

        On August 6, 2004, JMI advised Deutsche Bank Alex. Brown ("DB") that JMI was terminating immediately, the pre-arranged stock trading plan entered into by JMI and DB on June 9, 2004 (as amended) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 ("Exchange Act"), as previously reported in Schedule 13D Amendment Number 46 filed by the Reporting Persons on June 26, 2004.



Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended and supplemented as follows:

        On July 15, 2004, the Company granted to Seymour Holtzman stock options to acquire 200,000 shares of the Company's common stock at $6.27 per share, the closing price of such stock on the date of the grant. Options on 66,667 shares are currently exercisable and options on 66,666 shares will become exercisable on each of July 15, 2005 and July 15, 2006.

        As of August 9, 2004, JMI beneficially owns an aggregate of 4,123,973 shares of Common Stock. Based upon the Company's Form 10-Q filed on June 10, 2004, which indicates that there are 34,196,813 shares of Common Stock outstanding, JMI beneficially owns approximately 12.1% of said outstanding shares.

        As of August 9, 2004, the Reporting Persons beneficially own an aggregate of 5,000,072 shares of Common Stock which, based on 34,196,813 shares of Common Stock outstanding, represents approximately 14.6% of said outstanding shares.


	  The responses of the Reporting Persons to Items (7) through (11) of the cover pages to this Schedule 13D relating to the beneficial ownership of shares of Common Stock of the Company are incorporated herein by reference.

        Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

        The Reporting Persons are filing this Schedule 13D because such Reporting Persons may be deemed to be members of a group for purposes of
Section 13(d) of the Exchange Act, as amended. Each Reporting Person disclaims beneficial ownership of any Common Stock beneficially owned by any other Reporting Person, except that Mr. Holtzman acknowledges beneficial ownership of the Common Stock owned by JMI.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Item 6 is hereby amended and supplemented as follows:
See Item 4.

Item 7. Material to Be Filed as Exhibits

        The following documents are filed as exhibits hereto:

Exhibit 1. August 6, 2004 letter from JMI to DB.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   August 10, 2004


                            /s/ Seymour Holtzman
                                Seymour Holtzman

                            /s/ Evelyn Holtzman
                                Evelyn Holtzman


                           JEWELCOR MANAGEMENT, INC.

                           By: /s/ Seymour Holtzman
                           Name:   Seymour Holtzman
                           Title:  President

                           JEWELCOR INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                           S.H. HOLDINGS, INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President


                                                                                         Schedule I


               Directors and Officers of Jewelcor Management, Inc.

Name and Position                      Principal Occupation              Principal Business Address
-----------------                      --------------------              --------------------------

Seymour Holtzman,                      Chairman, Chief Executive         100 North Wilkes Barre Blvd.
Chairman, Chief Executive Officer,     Officer, President                Wilkes Barre, Pennsylvania 18702
President                              Jewelcor Management, Inc.

Richard Huffsmith,                     Vice President/General Counsel,   100 North Wilkes Barre Blvd.
Vice President and                     Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania  18702
General Counsel

Joseph F. Litchman, Director           Consultant to                     100 North Wilkes Barre Blvd.
                                       Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702

Maria Sciandra, Corporate Secretary,   Corporate Secretary               100 North Wilkes Barre Blvd.
Director                               Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702



                                                                                       Schedule II


                 Directors and Officers of Jewelcor Incorporated


Name and Position                      Principal Occupation              Principal Business Address
-----------------                      --------------------              --------------------------

Seymour Holtzman,                      Chairman, Chief Executive         100 North Wilkes Barre Blvd.
Chairman, Chief Executive Officer,     Officer, President                Wilkes Barre, Pennsylvania 18702
President                              Jewelcor Management, Inc.

Richard Huffsmith,                     Vice President/General Counsel,   100 North Wilkes Barre Blvd.
Vice President and                     Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania  18702
General Counsel

Joseph F. Litchman, Director and       Consultant to                     100 North Wilkes Barre Blvd.
Treasurer                              Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702

Maria Sciandra, Corporate Secretary,   Corporate Secretary               100 North Wilkes Barre Blvd.
Director                               Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702



                                                                                       Schedule III


                   Directors and Officers of SH Holdings, Inc.

Name and Position                      Principal Occupation              Principal Business Address
-----------------                      --------------------              --------------------------

Seymour Holtzman,                      Chairman, Chief Executive         100 North Wilkes Barre Blvd.
Chairman, Chief Executive Officer,     Officer, President                Wilkes Barre, Pennsylvania 18702
President                              Jewelcor Management, Inc.

Richard Huffsmith,                     Vice President/General Counsel,   100 North Wilkes Barre Blvd.
Vice President and                     Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania  18702
General Counsel

Joseph F. Litchman, Director and       Consultant to                     100 North Wilkes Barre Blvd.
Treasurer                              Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702

Maria Sciandra, Corporate Secretary,   Corporate Secretary               100 North Wilkes Barre Blvd.
Director                               Jewelcor Management, Inc.         Wilkes Barre, Pennsylvania 18702